Exhibit 99.6

Company	Wolseley PLC
TIDM	WOS
Headline	Directorate Change
Released	09:00 25-Jan-05
Number	7445H

RNS Number:7445H
Wolseley PLC
25 January 2005

Wolseley plc
Board changes

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors, announces that Mr Gerard Legtmann left the Company on 24 January 2005 to pursue alternative opportunities. Mr Legtmann was appointed as Chief Executive Officer for Europe in August 2003 and has overseen the creation of the infrastructure for an integrated Wolseley European business.

At the same time Mr Robert Marchbank has been appointed to succeed Mr Legtmann as Chief Executive Officer for Europe and as a director of the Company. He is currently the Director of Information and Processes for the Wolseley Group.

Robert Marchbank, aged 44, is an American citizen. He joined Ferguson, Wolseley's US plumbing and heating business, in 1982. During his period with Ferguson he undertook a number of strategic and operational roles. In 2001 he moved to the UK to join the newly created Wolseley Group headquarters as Director of Strategic Planning. In this role and in his current position, he has played a key part in developing and implementing the Group's strategy and IT platform.

Charlie Banks, Chief Executive Officer of Wolseley said "I am delighted with Rob Marchbank's appointment. Rob has made a significant impact on Ferguson's and the Group's success over the past 20 years and I am sure he will bring all of that experience to bear in his new role."

John Whybrow, Chairman of Wolseley said "I am delighted that we are able to make this senior appointment from within the organisation and Rob will bring a number of additional skills to the Wolseley Board. I would like to thank Gerard for his contribution and we wish him well in the future."

There are no matters relating to Mr Marchbank which would require disclosure under paragraph 6.F.2(b) to (g) of the Listing Rules.

Further information:

Wolseley plc                                           0118 929 8700
Guy Stainer
Head of Investor Relations

Mark White
Group Company Secretary & Counsel

Brunswick

Andrew Fenwick                                      020 7404 5959

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2004 were approximately £10.1 billion and operating profit, before goodwill, was £619 million. Wolseley has around 51,500 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

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This information is provided by RNS